

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Christopher Posner
Chief Executive Officer
Cara Therapeutics, Inc.
4 Stamford Plaza
107 Elm Street, 9th Floor
Stamford, Connecticut 06902

      Re: Cara Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed March 1, 2022
            File No. 333-263165

Dear Mr. Posner:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Darren DeStefano